

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Wyche T. Green, III
President, Chief Executive Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117

Re: Greenway Medical Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 5, 2011
File No. 333-175619

Dear Mr. Green:

We have reviewed your response to our letter dated October 5, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Financial Data, page 8

1. Reference is made to your disclosure that the balance sheet data gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into 8,842,104 shares of common stock upon the closing of this offering. In this regard, revise your disclosure on page 8 and elsewhere is the filing, where applicable, to include the calculation of the number of common shares that will result from the conversion of preferred shares such that it can be readily determinable from the information provided.

Annual Cash Incentives, page 75

2. We note your response to our prior comment 2 and reissue the comment as to the target sales bookings. Please explain more specifically how a competitor could use a historical target in a way that would lead to substantial harm to your competitive position. Please also explain in more detail how the target, if disclosed, could be treated as guidance to the

market, such that it would cause competitive harm to you. Otherwise, please confirm that you will disclose the target. Please also refer to our comment 5 in our letter to you dated December 6, 2011 regarding your request for confidential treatment.

3. Please revise the first full paragraph on page 76 to disclose the company's actual revenue and EBITDA results for the 2011 fiscal year.

Principal and Selling Stockholders, page 87

4. Please refer to comment 35 in our letter dated August 11, 2011 and your response on August 26, 2011. Please advise whether any of the selling stockholders are broker dealers or affiliates of broker dealers.

5. We note that the last beneficial owner identified in the table on page 90 as "All other selling stockholders" consists of the combined beneficial ownership of 33 selling stockholders. Please revise to identify all selling stockholders and the associated number of shares being offered or explain why you believe you are not required to do so.

Balance Sheet, page F-24

6. We note your response and revised disclosure to our prior comment number three. Please tell us and revise the notes to the unaudited financial statements to clearly explain how each amount presented in the pro forma stockholders' equity column on the balance sheet was determined or calculated. Additionally, revise the notes to include your calculation for pro forma net loss per share and pro forma weighted-average common shares outstanding. Note that pro forma per share information only for the latest year and most recent interim period should be provided. Please revise accordingly.

Other

7. Please provide currently dated consents from the independent public accountants in any future amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief